BANNER CORPORATION

Better ideas. Better banking.

 &

Strengthening Our Presence in the Northwest

December 19, 2006

Disclosure Statement

<u>Additional Information About This Transaction</u>

Banner Corporation and San Juan Financial Holding Company will file a proxy statement/prospectus and other relevant documents concerning the merger with the United States Securities and Exchange Commission (SEC). WE URGE INVESTORS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors will be able to obtain the proxy statement/prospectus and Banner Corporation documents free of charge at the SEC's web site (www.sec.gov). In addition, documents filed with the SEC by Banner Corporation, including the proxy statement/prospectus, will be available free of charge from the company's Investor Relations Department at (509) 527-3636.

The directors, executive officers, and certain other members of management and employees of San Juan Financial Holding Company are participants in the solicitation of proxies in favor of the merger from the shareholders of San Juan Financial Holding Company. Information about the directors and executive officers of San Juan Financial Holding Company will be included in the proxy statement/prospectus. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

<u>Safe Harbor Statement</u>

Statements concerning future performance, developments or events, expectations for earnings, growth and market forecasts, and any other guidance on future periods (including among others statements regarding the benefits of the acquisition of San Juan Financial Holding Company by Banner), constitute forward-looking statements, which are subject to a number of risks and uncertainties that are beyond the Company's control and might cause actual results to differ materially from stated objectives. These factors include but are not limited to: competition in the financial services market for both deposits and loans as well as regional and general economic conditions; and Banner's ability to successfully complete consolidation and conversion activities, incorporate acquisitions into its operations, retain key employees, increase its customer base, achieve cost savings and successfully generate commercial, consumer and real estate loans. Additional factors that may affect future results are contained in Banner's filings with the SEC, which are available at the SEC's web site http://www.sec.gov, including in Banner's Annual Report on Form 10-K for the year ended December 31, 2005, under the heading "Risk Factors." Banner undertakes no responsibility to update or revise any forward-looking statements.

Transaction Overview

Transaction Structure

- San Juan Financial Holding Company will merge with and into Banner Corporation

- Islanders Bank will operate as a subsidiary of Banner Corporation

Consideration

- Implied deal price per share of $111.96, or $40.8 million in the aggregate based on Banner's closing price of $42.43 on 12/18/06

- In aggregate, San Juan common shareholders will receive 819,277 shares of Banner common stock and $6.0 million in cash consideration

- Assuming 364,078 shares outstanding at closing, each San Juan share will be exchanged for 2.2503 Banner shares and $16.48 in cash consideration, approximately 85% stock and 15% cash

Pricing Collar

- If Banner's Average Closing Price[1] is between $36 and $38, Banner will adjust the consideration to be paid such that the value of the consideration is not less than $37.1 million

- If Banner's Average Closing Price is between $46 and $50, Banner will adjust the consideration to be paid such that the value of the consideration is not greater than $43.7 million

Special Distribution

- Prior to closing, San Juan will be permitted to pay out to San Juan common shareholders the after-tax proceeds of the sale of its interest in San Juan Title LLC



(1) Banner's Average Closing Price is defined as the arithmetic mean of the daily closing sales prices per share of Banner Common Stock reported on the The Nasdaq Stock Market for the ten consecutive Nasdaq trading days ending at the close of trading on the Determination Date, 15 business days prior to the anticipated closing date

Transaction Overview

Treatment of Options

- Paid in cash the excess of the deal price per share over the applicable exercise price

Target Pro Forma Ownership

- 5.5% of pro forma institution [1]

Conditions of Closing

- San Juan shareholder approval
- Regulatory approvals and other customary closing conditions

Anticipated Closing

- Second quarter of 2007

Termination Fee

- $1 million; approximately 2.5% of the aggregate deal value

Walk Away Provisions

- San Juan can terminate if Banner's Average Closing Price < $36.00 (down 15.0%)
  - Banner has five business days to exercise fill-up provision to prevent walk-away
- Banner can terminate if Banner's Average Closing Price > $50.00 (up 18.0%)
  - San Juan can agree to a reduction of the consideration to prevent walk-away

Due Diligence

- Completed by both Banner and San Juan



(1) Pro Forma for Banner's pending acquisition of F&M Bank

Summary of Rationale

- Continues Banner's expansion in the Puget Sound Region

  - Additional North Puget Sound branches help solidify Banner's Puget Sound franchise
  - Offers a wider distribution network for customers
  - Exposure to an economically vibrant area with attractive demographics

- Low-risk transaction

  - Low integration risk — Islanders Bank will operate as a separate subsidiary bank
  - Low execution risk — current Islanders Bank management to run business
  - Strong credit quality — zero NPAs/assets and NCOs/Avg Loans of 0.07% as of 9/30/06 YTD

- Achieves positive financial results for Banner

  - Modestly accretive to Banner's EPS for the last six months of 2007
  - Combined impact to net income of cost savings and balance sheet restructuring equates to approximately $550,000 before tax in 2007 and $1.2 million before tax in 2008
  - High-quality deposit base enhances net interest margin
    - Net interest margin 5.26% for 3Q06
    - Non-interest bearing deposits comprise 35% of total deposits; cost of deposits 2.91% for 2006Q3
  - Significant opportunity for additional earnings enhancements





Summary of Rationale

- Banner bolsters its presence in the Puget Sound market, the largest market in the Northwest by population
- San Juan County has attractive demographics and important ties to Banner's Puget Sound locations
  - Assessed value of property per capita in San Juan County was $238,308 in 2000, the highest in Washington
  - San Juan County's population grew 19.85% over the last five years, and is projected to grow another 10.40% over the next five years, the highest projected percentage growth in Washington
  - Projected household income growth of 17.97% over the next five years, the fifth highest expected growth rate in the state
  - 2006 median household income is $52,062, the ninth highest in the state
- Combined company will better serve and enhance relationships with Islanders Bank's customer base
  - Islanders Bank's market and clients have significant ties to Banner's Puget Sound locations
  - Banner currently has 22 branches in the Puget Sound Region
  - Senior management and lending professionals from Islanders Bank with local expertise will have the ability to expand its customer base by taking advantage of higher legal lending limits
  - Expanded deposit and loan offerings for Islanders Bank's current customers

BANNER CORPORATION

Source: SNL Financial, San Juan County official statistics

Building a Premier Northwest Franchise

San Juan, WA County
Deposit Share

2006 Rank Institution	2006 Number of Branches	2006 Total Deposits In County ($000)	2006 Total Deposit Share (%)
1 San Juan Financial Holding Co (WA)	3	127,621	39.75
2 KeyCorp (OH)	2	92,370	28.77
3 Washington Federal Inc. (WA)	1	49,508	15.42
4 Wells Fargo & Co. (CA)	1	34,310	10.69
5 Washington Banking Co. (WA)	1	17,214	5.36
Total In County	125	6,231,627	

County	Total Population 2006 (Actual)	Population Change 2000-2006 (%)	HH Income 2006 ($)	Income Change 2000-2006 (%)
San Juan, WA	16,045	13.98	52,062	19.85



Source: SNL Financial

Building a Premier Northwest Franchise



Population: 3,272,574

Seattle-Tacoma-Bellevue, WA

Spokane, WA

MSA

Population: 466,668

Portland-Vancouver-Beaverton, OR-WA

Population: 2,127,631

Population: 566,405

Boise City-Nampa, ID MSA

F&M Bank	●
Banner Corporation	●
San Juan Financial	●

0   114mi

Source: SNL Financial

Complementary Loan Mix — As of 9/30/06

Islanders Bank


Multi-Family
0.8%
Consumer &
Other
6.0%
Agricultural
0.4%
C & I
6.3%
CRE
29.2%
Construction &
Land
10.1%
1-4 Family
47.3%

Banner Corporation


1-4 Family
11.9%
Multi-Family
5.0%
Consumer &
Other
4.0%
Agricultural
5.8%
C & I
16.9%
CRE
20.0%
Construction &
Land
36.4%

Islanders Bank
3Q06 Net Interest Margin: 5.26%

Banner Corporation
3Q06 Net Interest Margin: 3.99%

Source: FDIC, SNL Financial

Improved Funding Mix — As of 9/30/06

Islanders Bank



CD's > $100k
9.0%
CD's < $100k
13.4%
MMDA & Savings
25.3%
Transaction
Accounts
52.3%

Islanders Bank
3Q06 Cost of Deposits: 2.91%

Banner Corporation



CD's < $100k
21.8%
Transaction
Accounts
23.3%
CD's > $100k
35.1%
MMDA & Savings
19.9%

Banner Corporation
3Q06 Cost of Deposits: 3.73%

Source: FDIC, SNL Financial

San Juan Financial — Key Statistics

(Dollars in Thousands)			YTD
Balance Sheet	**2004**	**2005**	**9/30/2006**
Total Assets	$158,722	$150,402	$151,717
Net Loans	$84,705	$96,893	$109,053
Deposits	$141,324	$131,864	$128,697
Capital			
Total Equity	$16,557	$17,388	$17,796
Tangible Equity	$16,244	$17,136	$17,608
Tang. Equity / Tang. Assets	10.25%	11.41%	11.62%
Earnings & Profitability			
Net Income	$1,781	$2,101	$1,585
ROAA	1.12%	1.35%	1.36%
ROAE	11.25%	12.49%	12.05%
Net Interest Margin	4.44%	4.72%	5.39%
Efficiency Ratio	66.79%	64.50%	61.30%
Asset Quality			
Reserves/ Loans	1.71%	1.47%	1.28%
NPAs/ Assets	0.01%	0.00%	0.00%
Net Charge Offs/ Avg. Loans	0.04%	0.06%	0.05%



Source: SNL Financial

Transaction Multiples

	BANR/ San Juan[2]	Comparable Medians:	
		Nationwide Transactions[3]	OR, ID, WA Transactions[4]
Transaction Multiples			
Price / LTM EPS[1]	18.9x	23.1x	26.3x
Price / Book	229%	243%	250%
Price / Tangible Book Value	231%	245%	250%
Core Deposit Premium	19.8%	21.9%	28.4%



[1]Assumes LTM average diluted shares of 364,828
[2]Assumes BANR share price of $42.43 on 12/18/2006
[3]Based on 110 acquisitions of commercial banks nationwide since 1/1/06 with deal value between $15-200M
[4]Based on 9 acquisitions of Oregon, Idaho & Washington commercial banks since 1/1/05 with deal value between $15-200M

Source: SNL Financial

Pro Forma Company Profile[3]

	BANR	F&M	SAN JUAN	Pro Forma
Branch Offices	58	14	3	75
Shares Outstanding	12,299,714	2,086,374[1]	364,078[1]	14,852,485[2]
Assets	$3,453,040	$405,561	$151,717	$4,010,318
Net Loans	$2,867,079	$353,673	$109,053	$3,329,805
Total Deposits	$2,744,351	$338,788	$128,697	$3,211,836
Shareholders' Equity	$241,720	$39,146	$17,796	$350,034[2]
YTD Net Income	$24,156	$2,817	$1,585	$28,558
LQA NIM	3.99%	4.69%	5.26%	4.11%
NPAs/Assets	0.33%	0.20%	0.00%	0.28%



[1]Assumes all F&M options are exercised and all San Juan options are cashed out prior to close
[2]Pro forma for the 819,277 Banner shares to be issued to San Juan shareholders and 1,733,494 shares to be issued to F&M Bank shareholders
[3]Financial data as of or for the period ending 9/30/2006

Source: SNL Financial